EXHIBIT 99.1

Evaxion announces business update and first quarter 2025 financial results

COPENHAGEN, Denmark, May 27, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, provides business update and announces first quarter 2025 financial results.

Business highlights (since last quarterly update)
Evaxion has made good progress with continued execution of our strategy and plans. We have achieved the first two milestones for the year and are tracking towards future milestones and value catalysts. Highlights include:

  Continued progression of the development of our lead asset EVX-01 with the ongoing phase 2 trial on track for two-year readout in the second half of 2025, and the first patient in the one-year trial extension being dosed in May.
  Another set of positive data from the EVX-01 phase 2 trial presented at the AACR Annual Meeting in April. The new data shows that 80% of EVX-01 vaccine targets triggered a tumor-specific immune response, a substantially higher hit-rate than what has been reported for other similar vaccine candidates.
  Completion of a thorough analysis of infectious diseases to target as basis for developing new vaccine candidates. We have assembled a panel of world-renowned experts and key opinion leaders to advise on the most promising of the opportunities identified, all addressing significant unmet needs and with solid commercial potential.
  Further optimization of the AI-Immunology™ platform via curation of extensive cancer samples and immunopeptidomics datasets. This will enable optimal selection of the lead candidate for our precision cancer vaccine concept targeting non-conventional endogenous retrovirus (ERV) tumor antigens shared across patients.
  Current cash at hand sufficient to fund our operating expenses and capital expenditure requirements until mid-2026.

“We continue to execute on our strategy and plans and are pleased to have achieved the first milestones set for the year. First and foremost, priorities are the continued execution of the EVX-01 phase 2 trial towards readout of two-year data and bringing the collaboration on EVX-B2 and EVX-B3 with MSD to option exercise. Each of these events are significant potential value catalysts in the second half of the year. Further, we remain focused advancing our ongoing business development discussions in combination with creation of new partnering opportunities via continued enhancement of our AI-Immunology™ platform,” says Christian Kanstrup, CEO of Evaxion.

Research & Development update
Evaxion has a pipeline of innovative development candidates for both cancer and infectious diseases.

Our most advanced asset, personalized cancer vaccine EVX-01, is currently being evaluated as a treatment for advanced melanoma (skin cancer). The ongoing phase 2 trial is tracking towards two-year readout in the second half of 2025. Further, the first patient in the one-year extension of the trial has now been dosed. The extension of the trial will explore the full potential of EVX-01 as a possible new and innovative treatment of advanced melanoma, particularly its long-term clinical and immune benefits. The trial extension involves minimal cost as trial sites are running and the vaccine product has already been produced.

The phase 2 trial continues to yield striking data. Most recently, new immune data presented at the American Association for Cancer Research (AACR) Annual Meeting in April demonstrated that 80% of EVX-01 vaccine targets triggered a tumor-specific immune response. In earlier interim analyses presented at the ASCO and ESMO 2024 meetings, a vaccine target hit-rate of 71% and 79%, respectively, was demonstrated. Now, with more long-term patient samples analyzed, we are proud to see that the hit-rate has increased to 80%, reinforcing the potential of EVX-01 as a new and effective treatment for a broad range of solid tumors.

The AACR Annual Meeting was just one of several events in recent months where we have been presenting and interacting with stakeholders to showcase our AI-Immunology™ platform and pipeline of vaccine candidates. Interacting with both existing and potential partners as well as scientific collaborators is a central element in the execution of our multi-partner strategy. Other conferences with Evaxion participation over recent months include the World Vaccine Congress in Washington, DC, and the NextGen Biomed conference in London.

Within cancer we are also developing a precision vaccine concept targeting non-conventional endogenous retrovirus (ERV) tumor antigens shared across patients. We expect to select the lead candidate for the program to be added to our pipeline in the second half of 2025.

Having demonstrated pre-clinically that the concept works, our efforts are now focused on working with patient data to progress the concept towards clinical trials. To this end, we have curated and analyzed data, including proteomics and RiboSeq data, from more than 3,000 cancer samples.

Further, we have analyzed more than 1,000 immunopeptidomics datasets of cancer samples to identify ERVs that are presented as cancer targets to the immune system. These data will support the vaccine design. We have optimized AI-Immunology™ based on the findings to further improve the platform’s ability to identify the ideal shared cancer vaccine candidate.

We are also making headway in preclinical development where the identification of two new vaccine candidates for infectious diseases is an important 2025 company milestone. The build-up of our R&D pipeline with new vaccine candidates addressing significant unmet medical needs will support our partnership strategy. We have successfully completed a thorough analysis of potential indications to target and have assembled a panel of world-renowned experts and key opinion leaders. The panel will help us select the most promising of the opportunities identified, allowing us to add the first new candidate to our R&D pipeline during the first half of 2025 as planned.

The EVX-B2 and EVX-B3 programs, being conducted in collaboration with MSD, continue to track towards potential option exercise in the second half of 2025. Following potential option exercise, MSD would take over further development and commercialization with Evaxion entitled to significant milestone payments as development successfully progresses. Evaxion is also entitled to royalties on future sales.

Business development update
Our strategy for long-term value creation rests on monetization of both our R&D pipeline assets and AI-Immunology™ platform through multiple partnerships. Our investments are aimed at creating and improving our opportunities to enter such partnerships. The MSD collaboration on EVX-B2 and EVX-B3 is a great example of the partnering strategy we are pursuing.

As per our strategy, business development remains a very high priority, and we continue to be engaged in multiple parallel partnership discussions based on a solid level of external interest in both our platform and pipeline.

We are encouraged by our business development pipeline and are still targeting at least two new agreements for 2025. However, it is also clear that the current turmoil in the financial markets and increased regulatory uncertainty is having an impact on the decision processes with some potential partners. To mitigate the risk of not meeting our business development target, we are focusing our partnering efforts on potential partners who are expected to be less impacted by the current turmoil.

EIB loan conversion
The formal finalization of the agreement with the European Investment Bank (EIB) about conversion of €3.5 million out of Evaxion’s €7 million loan with EIB into an equity-type instrument is still expected in the second quarter of 2025. The overall scope and objective have been agreed, final and detailed discussions are ongoing, and final documentation still needs to be agreed.

When completed, the conversion will increase our equity by $3.7 million (€3.5 million) and substantially reduce our overall liabilities, simplify our balance sheet and improve our financial flexibility and cash flow.

First quarter 2025 financial results
Our financial situation remains solid with our cash runway extending to mid-2026.

Cash and cash equivalents as of March 31, 2025, were $17.8 million, as compared to $6.0 million as of December 31, 2024. The significant improvement in our cash position is due to our successful capital markets initiatives in January 2025, and we expect our existing cash and cash equivalents to be sufficient to fund our operating expenses and capital expenditure requirements until mid-2026.

No revenue was recorded in the three months ended March 31, 2025, as compared to $0.1 million same period last year.

Research and development (R&D) expenses were $2.2 million for the period ended March 31, 2025, compared to $2.8 million for the same period in 2024. The reduced spending relates to cost management and efficiencies, and project costs being more back-end loaded in 2025 compared to 2024.

General and administrative expenses were $1.7 million for the first quarter 2025, compared to $1.6 million for the first quarter 2024. The increase is primarily driven by capital market transaction costs and increased investor relations activities.

Financial income in the first quarter of 2025 is driven by $2.2 million income from remeasurement of the derivative liability from investor warrants from our January 2025 public offering, compared to an income from remeasurement of derivative liability of $5.4 million in the first quarter 2024. The accounting is aligned with the required treatment according to IAS/IFRS, as further explained below.

For the period ended March 31, 2025, we generated a net loss of $1.6 million, or $(0.01) per basic and diluted share, as compared to a net income of $1.2 million, or $0.03 per basic and diluted share for the same period 2024. The net loss versus net gain fully relates to change in financial income, as 2024 was impacted by a significantly higher derivative liability.

Total equity amounts to $10.3 million as of March 31, 2025, which is a significant improvement compared to a negative equity of $(1.7) million as of December 31, 2024.

The equity is negatively impacted by $0.02 million as of March 31, 2025, arising from the net effect of the derivative liability from investor warrants issued as part of our January 2025 public offering. According to IAS/IFRS, the investor warrants are seen as derivative instruments, as the exercise price is denominated in USD while our company’s functional currency is DKK. Part of the proceeds from capital raises are consequently recognized as derivative liabilities. Reassessments are disclosed as financial income/expense and reverted to equity when warrants are exercised or lapse. The derivative liability from investor warrants has no impact on other items in the financial statement, hence Evaxion discloses the impact as a separate equity item.

During March 2025, an agreement has been made with approximately 50% of the participating investors from the January 2025 public offering to convert the exercise price from USD into DKK to eliminate the derivative liability, whereas approximately 50% of the liability has been reversed in Q1 2025 and will thereby not impact the accounts going forward.

We will continue to focus and maintain our strict cost control and diligently prioritize and optimize our resource allocation. This enables us to absorb the general cost increase, inflation and increased level of activity in 2025 within the same cash spend as in 2024, e.g. we expect an operational cash burn of approximately $14 million in 2025.

Evaxion A/S
(Unaudited) Consolidated Statement of Financial Position Data
(USD in thousands)

	Mar 31, 2025	Dec 31, 2024
Cash and cash equivalents	17,843	5,952
Total assets	25,239	12,485
Total liabilities	14,896	14,137
Share capital	11,823	10,516
Other reserves	118,632	106,369
Accumulated deficit	(120,112)	(118,537)
Total equity before derivative warrant liability	10,365	(1,652)
Effect from derivative liabilities from investor warrants	(22)	-
Total equity	10,343	(1,652)
Total liabilities and equity	25,239	12,485

Evaxion A/S
(Unaudited) Consolidated Statement of Comprehensive Loss Data
(USD in thousands, except per share data)

	Three Months Ended March 31,
	2025	2024
Revenue	0	51
Research and development	(2,156)	(2,836)
General and administrative	(1,712)	(1,611)
Operating loss	(3,868)	(4,396)
Finance income	2,493	5,618
Finance expenses	(397)	(246)
Net loss before tax	(1,772)	976
Income tax benefit	192	218
Net loss for the period	(1,580)	1,194
Net loss attributable to shareholders of Evaxion A/S	(1,580)	1,194
Loss per share – basic and diluted	(0.01)	0.03
Number of shares used for calculation (basic and diluted)	276,311,927	46,638,239

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion-biotech.com

About Evaxion
Evaxion A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.